UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                              Torbay Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                                   890888 10 0
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                                 (Cusip Number)

                                 August 12, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2 of 4


CUSIP No. 890888 10 0

(1)   Name of Reporting Person:

      The Nutmeg Group, L.L.C.

(2)   Check the Appropriate Box if a Member of a Group:

      (a) |_|
      (b) |_|

(3)   SEC Use Only

(4)   Citizenship or Place of Organization:

      United States Virgin Islands Limited Liability Company


NUMBER OF         (5)      Sole Voting Power:           10,277,778
SHARES
BENEFICIALLY      (6)      Shared Voting Power:         0
OWNED BY
EACH REPORTING    (7)      Sole Dispositive Power:      10,277,778
PERSON WITH:
                  (8)      Shared Dispositive Power:     0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 10,277,778

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares: No

(11)  Percent of Class Represented by Amount in Row (9): 11.11%(1)

(12)  Type of Reporting Person: IC

----------
(1)   Based on 92,527,376 shares of common stock outstanding as of July 5, 2005.

Item 1(a).        Name of Issuer: Torbay Holdings, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  140 Old Country Road, Suite 205
                  Mineola, New York 11501

Item 2(a).        Name of Person Filing: The Nutmeg Group, L.L.C.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3346 Commercial Avenue
                  Northbrook, Illinois 60062

Item 2(c).        Citizenship: United States Virgin Islands Limited Liability
                  Company

Item 2(d).        Title of Class of Securities: Common Stock, par value $.0001 per share.

Item 2(e).        CUSIP Number: 890888 10 0

Item 3.           Type of Person: IC

Item 4.           Ownership:

      (a)   Amount beneficially owned: 10,277,778

      (b)   Percent of class: 11.11%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 10,277,778

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  10,277,778

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9.           Notice of Dissolution of Group: Not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: July 6, 2005

                                       THE NUTMEG GROUP, L.L.C.


                                       By: /s/ Randall Goulding
                                           -------------------------------------
                                           Randall Goulding
                                           Managing Member